Filed by: Harris Corporation Commission File No. 1-3863 Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: L3 Technologies, Inc. Commission File No. 1-37975

INTEGRATION PLANNING UPDATE #1 NOVEMBER 8, 2018 Harris Corporation and L3 Technologies, Inc. Confidential and Proprietary Information

Forward looking statements Statements in this presentation that are not historical facts are forward-looking statements that reflect Harris Corporation’s and L3 Technologies’ respective management’s current expectations, assumptions and estimates of future performance and economic conditions. Such statements are made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include but are not limited to: statements about the expected timing and completion of the proposed combination, the anticipated benefits of the proposed combination, including estimated synergies, the effects of the proposed combination, including on future financial and operating results, and the integration of the parties’ operations, levels and timing of share repurchases; and other statements that are not historical facts. The parties caution investors that any forward-looking statements are subject to risks and uncertainties that may cause actual results and future trends to differ materially from those matters expressed in or implied by such forward-looking statements. Among the risks and uncertainties that could cause actual results to differ from those described in forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the possibility that stockholders of either party may not approve the proposed combination; the risk that the parties may not be able to obtain (or may be required to make divestitures in order to obtain) the necessary regulatory approvals or to satisfy any of the other conditions to the proposed combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed combination; risks related to the inability to realize benefits or to implement integration plans and other consequences associated with the proposed combination; the risk that any announcements relating to the proposed combination could have adverse effects on the market price of the common stock of either or both parties; and the risk that the proposed combination and its announcement could have an adverse effect on either or both parties’ ability to retain customers and retain and hire key personnel and maintain relationships with suppliers and customers, including the U.S. Government and other governments, and on their operating results and businesses generally. The foregoing list of risks and uncertainties that could cause actual results to differ from those described in forward-looking statements is not exhaustive. Further information relating to factors that may impact the parties’ results and forward-looking statements are disclosed in their respective filings with the Securities and Exchange Commission. The forward-looking statements in this presentation are made as of the date of this presentation, and the parties disclaim any intention or obligation, other than imposed by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Persons receiving this presentation are cautioned not to place undue reliance on forward-looking statements. Harris Corporation and L3 Technologies, Inc. Confidential and Proprietary Information Presentation Title | 2

Transaction summary

Transaction Structure	▪ All-stock “merger of equals” transaction ▪ Combined equity value of $34B and enterprise value of $41B at announcement
Company Name and Headquarters	▪ Combined company will be named “L3 Harris Technologies” ▪ Headquartered in Melbourne, FL
Shareholder Considerations	▪ For each L3 share, L3 shareholders will receive 1.30 Harris shares in the new company ▪ Harris shareholders will own ~54% and L3 shareholders will own ~46% of the new company
Governance & Leadership	▪ Chairman & Chief Executive Officer: William M. Brown ▪ Vice Chairman, President & Chief Operating Officer: Christopher E. Kubasik ▪ Mr. Kubasik to assume CEO role after two years and Chairman role after three years ▪ 12 board members total, with equal representation from Harris and L3
Expected Financial Policies	▪ Return cash to shareholders – Dividend payout expected around 30-35%; consistent with current practice – Excess cash toward share repurchases…up to $2B within first 12 months post close ▪ Committed to maintaining an investment grade credit rating
Expected Synergies	▪ $500M of annual gross pre-tax cost synergies in year 3; $300M net of savings returned to customers ▪ Free cash flow run rate of $3B in year 3
Closing	▪ Transaction unanimously approved by Board of Directors of both companies ▪ Expected in mid-2019, subject to satisfaction of customary closing conditions, including receipt of regulatory and Harris and L3 shareholder approvals ▪ L3 Harris Technologies anticipates reporting on a December full fiscal year end basis starting January 1st 2020

Harris Corporation and L3 Technologies, Inc. Confidential and Proprietary Information

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Highly strategic combination Creates scale with a well-balanced portfolio Complementary businesses…strengthens capabilities and expands customer relationships in over 100 countries Accelerates innovation and time to market Stronger platform for continued growth Shared operating philosophy to continue to drive margin expansion Meaningful value creation from cost synergies Accretive combination results in a strong balance sheet and robust free cash flow generation…$3B in year 3 Harris Corporation and L3 Technologies, Inc. Confidential and Proprietary Information Presentation Title | 4

Integration governance model

Steering Committee

- Establish objectives and principles for integration
- Make decisions on most critical / contentious issues
- Approve integration targets and milestones
- Design new organization structure
- Oversee program office and project teams
- Redirect resources / leadership as necessary

Integration Management Office

- Manage functional and value capture project delivery & planning
- Rigorously track and monitor progress
- Set Steering Committee agenda
- Ensure resolution of critical/at-risk issues
- Ensure functional & value capture teams stay on-track

Integration Project Teams

- Develop detailed implementation plans
- Make ~80% of critical decisions
- Identify quick wins
- Regularly update IMO
- Full responsibility to execute on time, on budget

Guiding principles

Deep CEO/COO involvement in reviews and decision making on extended, multi-year basis … regular Board updates

Speed, sense of urgency

"Best of best" management philosophy; organizational leadership and reporting structure established by day 1

Dedicated post-close integration team with representation from both companies … seasoned & experienced team leaders

Harris Corporation and L3 Technologies, Inc. Confidential and Proprietary Information

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Integration team structure Steering Committee Steering Committee Board of Directors CEO CEO Board of Directors Executive Leadership Team Executive Leadership Team Integration Management Office (IMO) Integration Leadership Jointly staffed - L3 & Harris team member in every box Functional integration teams Human Resources Tax Accounting Finance Legal IT Operations Compliance Communications Security Engineering IMO Support Supply Chain Jointly staffed value capture teams Harris Corporation and L3 Technologies, Inc. Confidential and Proprietary Information Presentation Title | 6

Integration tools

Project Team -to- Integration Management Office


1
Charter
2
Plan
3
Tracker
4
Progress
5
KPI

Startup/As needed

1 Team charter

- Team structure/staffing
- Expected deliverables
- Scope of work

2 Integration Plan

- Owner / timeframe of each initiative
- Key milestones and decisions
- Linkages between initiatives within and outside task force
- Initiative status/explanation

3 Value Capture Tracking

- Evaluation, estimate and timing of value capture initiatives

Weekly

4 Team progress report

- Upcoming milestones
- Outstanding issues/risks and plans for resolution
- Key activities/decisions made prior week

5 Key performance indicators (KPIs)

- Status of each initiative
- Critical (open) issues for each initiative
- Key information about each initiative

Integration Management Office -to- Steering Committee


1
Integrated implementation plan
2
3
4
Issue Logs

1 Aggregated integration roadmap

- Major milestones and decisions
- Linkages between teams
- Status of each team

2 Aggregated value capture report

- Target value capture and timing

3 **Critical “at-risk” initiatives report**

Deep dives into selected projects

- Key initiatives from Project team
- Status of key initiatives (from weekly update form and KPI form)

4 Issue Logs

- Issue faced by Project team
- Resolution deadline
- Plan for resolution

Harris Corporation and L3 Technologies, Inc. Confidential and Proprietary Information
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Near term timeline Full Team Regular Employee Integration Updates on Integration Weekly Steering Committee Meetings Commence OCT NOV DEC WEEK 1 2 3 4 5 6 7 8 9 Announcement Team Leads Day 1/100 Cost Assigned Detailed Baselining Checklists Complete Integration Interdependency Day 1 Joint Harris/L3 Kick-Off Summit Readiness Integration Harris Team Summit Planning Meeting Value Capture Workshop Integration Value Capture Kick-Off Summit L3 Team Harris Corporation and L3 Technologies, Inc. Confidential and Proprietary Information Presentation Title | 8

General rules of engagement • Harris and L3 have signed and announced a merger agreement • We are now in period between “signing” and “closing” the transaction - Closing will follow regulatory approvals, shareholder approvals and fulfilment of certain other specified conditions - Closing and other key milestones will be announced just as signing has been • Harris and L3 remain two separate companies and must operate at arm’s length • For most of our employees that means nothing changes – it is business as usual: - Operational business decisions should be made without consideration of the merger; no special or preferential consideration for L3 – as a teaming partner, for example, or otherwise - No sharing of proprietary information without business need and proper NDA - No discussions, agreements or exchanges with L3 that could reduce competition; no sharing of competition-sensitive information • There will be an identified Integration Team - Integration planning activities are permitted as governed by legal and procedural structure - Unless you are acting as part of or under specific direction from the Integration Team and within the legal structure of integration activities, it is business as usual with L3 – arm’s length, separate company engagement Harris Corporation and L3 Technologies, Inc. Confidential and Proprietary Information Presentation Title | 9

Do’s and Don’ts Permitted activities Prohibited activities Due diligence (limited group of employees) Coordinated sales and marketing efforts Develop post-transaction strategic plan (provided it is meetings between sales/BD teams walled off from operations, sales and marketing personnel) joint sales/marketing activities with customers Plan for post-closing integration: Joint activities with suppliers Prepare IT / other systems for quick integration Coordinated market or product development activities Identify key employees and managers and Joint review of (or reviewing other party’s) prospective provide appropriate incentives (without customer or supplier contracts influencing employees to leave prior to close) Joint review or discussion of (or reviewing other Site visits party’s) prospective bids or pricing of such bids; or, joint agreement on which projects to bid Address general operational issues necessary to implement post-closing integration Joint business decisions regarding customers or suppliers Address services and facilities to be eliminated, consolidated or expanded Involvement in each other’s day-to-day operations Legal liability analysis and related work Sharing of competition sensitive information, except through “clean team” and Legal involvement Consult Legal team when in doubt about whether conduct is appropriate Harris Corporation and L3 Technologies, Inc. Confidential and Proprietary Information Presentation Title | 10

Questions If you have a question send an email to: IntegrationComms@harris.com Harris Corporation and L3 Technologies, Inc. Confidential and Proprietary Information Presentation Title | 11

Important Additional Information and Where to Find It This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is made in respect of the proposed merger transaction between L3 Technologies, Inc. ("L3") and Harris Corporation ("Harris" and together with L3, the "parties"), as contemplated by the Agreement and Plan of Merger, dated as of October 12, 2018 (the "merger agreement"), among L3, Harris and a wholly owned merger subsidiary of Harris. In connection with the proposed merger, Harris will file with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 that will include a joint proxy statement of the parties that also constitutes a prospectus of Harris, as well as other relevant documents regarding the proposed transaction. The parties also will make the joint proxy statement/prospectus available to their respective stockholders. This communication is not a substitute for the registration statement, the joint proxy statement/prospectus or any other documents that either or both parties or any of their respective affiliates may file with the SEC or make available to their respective security holders. INVESTORS AND SECURITY HOLDERS OF EACH PARTY AND ITS AFFILIATES ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE), BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about the parties, may be obtained free of charge on the SEC's website at www.sec.gov, or from Harris by accessing its website at www.harris.com, or from L3 by accessing its website at www.l3t.com. Participants in Solicitation Harris, L3 and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the parties' respective stockholders in respect of the proposed transaction under the rules of the SEC. Information regarding Harris' directors and executive officers is contained in its Annual Report on Form 10-K for the fiscal year ended June 29, 2018 and its Proxy Statement on Schedule 14A, dated September 6, 2018, which are filed with the SEC. Information regarding L3's directors and executive officers is contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 26, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus regarding the proposed transaction and other relevant materials to be filed with the SEC when they become available. Copies of these documents may be obtained free of charge as described in the preceding paragraph. Harris Corporation and L3 Technologies, Inc. Confidential and Proprietary Information Presentation Title | 12